FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For December 16, 2005




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

                       Deswell Industries, Inc. Announces
     Second Quarter Results; Company Also Announces Second Quarter Dividend
                               of $0.16 Per Share

    MACAO--(BUSINESS WIRE)--Dec. 14, 2005--Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the second fiscal quarter and six months ended September 30, 2005.
    Deswell reported that net sales for the second quarter ended September 30, 2005 were $29.0 million, compared to $31.9 million for the same quarter of 2004, a decrease of 9.0%. Operating income totaled $2.8 million, compared to $4.5 million for the same quarter of 2004, a decrease of 38.5%. Net income for the quarter decreased 23.0% to $2.8 million compared to $3.6 million for the year-ago quarter. Basic earnings per share and diluted earnings per share for the quarter decreased to $0.19 and $0.19, respectively (based on 14,920,000 and 14,967,000 weighted average shares outstanding, respectively), compared to $0.26 and $0.26, respectively (based on 13,783,000 and 14,149,000 weighted average shares outstanding, respectively), for the quarter ended September 30, 2004.
    Net sales for the six months ended September 30, 2005 were $59.1 million, a decrease of 2.6%, compared to sales of $60.7 million for the corresponding period in 2004. Operating income decreased 27.5% to $6.8 million, compared to $9.3 million in the first six months of fiscal 2005, and net income decreased 22.0% to $5.9 million, compared to $7.6 million in the first six months of fiscal 2005. Basic earnings per share and diluted earnings per share for the six months decreased to $0.40 and $0.40, respectively (based on 14,893,000 and 14,921,000 weighted average shares outstanding, respectively), compared to $0.55 and $0.54, respectively (based on 13,754,000 and 14,173,000 weighted average shares outstanding, respectively), for the six months ended September 30, 2004.
    The Company's balance sheet remains strong, with cash and cash equivalents on September 30, 2005 totaling $27.0 million, compared to $28.1 million on March 31, 2005. Working capital totaled $58.3 million as of September 30, 2005, versus $57.6 million as of March 31, 2005. The Company has no long-term or short-term borrowings.
    Mr. Richard Lau, chief executive officer, commented, "We regret that we had to delay announcing our financial results until we could assess the impact of certain transactions on these results. These transactions, which consisted of orders primarily from three customers for products of the metallic parts division of our electronic & metallic parts business segment that were shown as shipped to, and received by, the customers but in fact had been surreptitiously cancelled without shipment, were discovered in October 2005. Documentation reflecting the cancellation of the orders was uncovered following the departure of the General Manager of the Company's metallic parts division who, with the assistance of a Production and Materials Control Supervisor in that division (who has since resigned), had previously concealed such documentation. As a result of an investigation into these matters by our internal auditors, we determined to record provisions in our financial results for the quarter and six months ended September 30, 2005 of approximately $1 million for doubtful sales and of approximately $160,000 for obsolete inventory attributable to the metallic parts division. We have disclosed these matters to the Audit Committee of our Board of Directors and to our independent registered public accounting firm. Based on the recommendations of our audit committee, the Company has retained independent forensic accountants to continue the investigation, reported the matter to the local police for investigation and prosecution and retained local counsel to consider and advise the Company concerning appropriate legal proceedings against the former General Manager of the Company's metallic parts division."
    "During the quarter, both our plastic division and the electronic & metallic division recorded a 16.9% and 3.2% decrease in revenue respectively. The decrease in revenue in the plastic division was primarily attributed to the following reasons: First, our business with one of our key customers decreased by approximately 60% as compared to the comparable quarter of fiscal 2005 as we chose not to accept significantly lower margin business from this customer. Second, technical issues involved with another customer's next generation of product models delayed the progress of production of the new models, resulting in 100% drop in purchase orders from this customer for the quarter. Third, margins for many of our longer term products decreased since over 50% of the higher resin and oil prices could not be passed through to our customers. In addition, labor rates have increased approximately 20% in the regions where our facilities are and the Chinese renminbi currency has appreciated approximately 2%. Finally, some new orders from existing customers were delayed until next fiscal year. "
    Mr. Lau continued, "Excluding the effect of the provision for approximately $1 million in doubtful sales of metallic products and the decrease in metallic product sales of $563,000 this quarter, the revenue of our electronic product sales increased 5.7% as compared with the corresponding quarter in the prior year. Revenues during the quarter were impacted by pricing pressure. During the quarter we strengthened our material sourcing strategy and improved procurement efficiency in an effort to improve our net margins."
    Mr. Lau continued, "We are very focused on higher end products to help drive improved gross margins. Nonetheless, our plastic segment will need at least twelve months to recover and we do not see growth in sales from our plastic segment before then. Following the completion of phase III construction of our Dongguan plastic plant in mid 2006, we plan to centralize some operating functions in an effort to lower our overhead costs in the plastic segment. Finally, despite the slower growth in the electronics & metallic division during the quarter, we expect to see steady growth in sales in that division during the coming year."

    Second-Quarter Dividends

    The Company also announced that on December 12, 2005 its board of directors declared a dividend of $0.16 per share for the second quarter. The dividend will be payable on December 30, 2005 to shareholders of record as of December 22, 2005.

    About Deswell

    Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

    To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

    Forward-Looking Statements

    Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

    For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

    All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.

-0-
*T

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)

                                Quarter ended     Six months ended
                                  September 30,       September 30
                              ---------------------------------------
                                 2005     2004      2005       2004
                                 ----     ----      ----       ----
                                  (Unaudited)         (Unaudited)
Net sales                      $29,046  $31,924   $ 59,121   $ 60,712
Cost of sales                   22,837   23,463     45,272     43,933
                                -------  -------    -------   -------
Gross profit                     6,209    8,461     13,849     16,779
Selling, general and
 administrative expenses         3,443    3,962      7,097      7,468
                                -------  -------    -------   -------
Operating income                 2,766    4,499      6,752      9,311
Interest expense                     -       (3)         -         (3)
Other income, net                  479       32        119         62
                                -------  -------    -------   -------
Income before income taxes       3,245    4,528      6,871      9,370
Income taxes                        49      178         74        309
                                -------  -------    -------   --------
Income before minority
 interests                       3,196    4,350      6,797      9,061
Minority interests                 401      722        851      1,438
                                -------  -------    -------   -------
Net income                     $ 2,795  $ 3,628    $ 5,946   $  7,623
                                =======  =======    =======   =======

Basic earnings per share       $  0.19  $  0.26    $  0.40   $   0.55
                                =======  =======    =======   =======

Weighted average number of
 shares outstanding (in
 thousands)                     14,920   13,783     14,893     13,754
                                =======  =======    =======   =======


Diluted earnings per share     $  0.19  $  0.26    $  0.40   $   0.54
                                =======  =======    =======   =======

Diluted weighted average
 number of shares outstanding
 (in thousands)                 14,967   14,149     14,921     14,173
                                =======  =======    =======   =======

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                              September 30,  March 31,
                                                 2005          2005
                                                 ----          ----
                                              (Unaudited)    (Audited)
ASSETS

Current assets:
  Cash and cash equivalents                     $  26,988   $  28,073
  Restricted cash                                     801       1,040
  Marketable securities                               204         244
  Accounts receivable, net                         23,513      25,091
  Inventories                                      22,916      21,136
  Prepaid expenses and other current assets         5,167       4,761
  Income taxes receivable                               -          20
                                                ---------   ---------
      Total current assets                         79,589      80,365
Property, plant and equipment - net                57,430      56,133
Goodwill                                              710         478
                                                ---------   ---------
        Total assets                            $ 137,729   $ 136,976
                                                =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                              $  15,107   $  16,449
  Customer deposits and accrued expenses            5,866       6,015
  Income taxes payable                                298         325
                                                ---------   ---------
    Total current liabilities                      21,271      22,789
                                                ---------   ---------
Deferred income tax                                     -           -
                                                ---------   ---------
Minority interests                                  8,046       9,420
                                                ---------   ---------

Shareholders' equity
   Common stock -  authorized 30,000,000 shares;
    issued and outstanding 14,923,730 shares at
    September 30, 2005 and 14,778,730 at March
    31, 2005                                       41,254      39,068
   Additional paid-in capital                       6,970       6,970
   Exchange Reserve                                   436           -
   Retained earnings                               59,752      58,729
                                                ---------   ---------
    Total shareholders' equity                    108,412     104,767
                                                ---------   ---------
     Total liabilities and shareholders' equity $ 137,729   $ 136,976
                                                ---------   ---------


    CONTACT: The Investor Relations Group
             John Nesbett or Jordan Silverstein, 212-825-3210

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            For and on behalf of
                                            Deswell Industries, Inc.

                                            By /s/ Richard Lau
                                            ---------------------------
                                            Richard Lau
                                            Chief Executive Officer

Date: December 16, 2005